

SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

July 26, 2006

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.


06015606

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated July 26, 2006 (Financial Situation and Business Results for the First Quarter of Fiscal Year 2006(ending March 31, 2007) (Consolidated))

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

July 26, 2006
Sumitomo Metal Industries, Ltd.

Financial Situation and Business Results for the First Quarter of Fiscal Year 2006 (ending March 31, 2007) (Consolidated)

1. Notes on Preparation of Quarterly Financial Information
   (i) Adoption of simplified procedure in accounting methods : Yes
   (Details) Simplified procedure is used in part, such as an omission of physical inventory, etc.
   (ii) Change in accounting procedure as from the current consolidated fiscal year. : No
   (iii) Change in scope of consolidation and association : Yes
   (Details) Consolidation (new) 1 (excluded) 2 Association (new) 2 (excluded) 1
   Number of consolidated subsidiaries 71
   Number of associated unconsolidated subsidiaries 2
   Number of associated group companies 29

2. Financial Situation and Business Results for the First Quarter of Fiscal Year 2006 (April 1, 2006 – June 30, 2006)

(1) Progress of Business Performance (Consolidated)

	Sales		Operating profit		Recurring profit		Net income for the quarter	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
First Quarter of Fiscal Year 2006	373,072	8.3	62,501	-4.6	69,222	9.8	41,571	8.2
First Quarter of Fiscal Year 2005	344,555	—	65,485	—	63,024	—	38,424	—
(Reference) Fiscal Year 2005	1,552,765		305,804		280,733		221,252	

	Net income per share for the quarter	Net income per share after dilution for the quarter
	Yen & Sen	Yen & Sen
First Quarter of Fiscal Year 2006	8.66	—
First Quarter of Fiscal Year 2005	8.00	—
(Reference) Fiscal Year 2005	46.03	46.02

(Notes) The percentage figures for sales, operating profit, and other items in the table above are percentage changes from the corresponding quarter of the previous year.

[Qualitative information, etc. on Progress of Business Performance (Consolidated)]

Regarding the business environment for the steel industry during the current first quarter, the Sumitomo Metals Group ("the Group") maintained a high level of production due to continued strong demand, particularly from the automotive sector and the energy sector. Consequently, sales for the current first quarter were 373.0 billion yen, resulting in an operating profit of 62.5 billion yen, recurring profit of 69.2 billion yen, and quarterly net income of 41.5 billion yen.

(2) Change in Financial Situation (Consolidated)

	Total assets	Net assets	Equity ratio	Net assets per share
	(million yen)	(million yen)	%	Yen & Sen
First Quarter of Fiscal Year 2006	2,073,042	769,432	35.1	151.65
First Quarter of Fiscal Year 2005	1,949,716	498,725	25.6	103.84
(Reference) Fiscal Year 2005	2,113,391	720,866	34.1	150.07

(Notes) As for the first quarter of the fiscal year 2005 and the fiscal year 2005, figures of conventional "shareholders' equity" and "shareholders' equity per share"are showed in the "net assets" section and the "net assets per share" section respectively above.

[Qualitative information, etc. on Change in Financial Situation (Consolidated)]

Compared to the end of the fiscal year 2005 (ended March 2006), total assets as at the end of the current first quarter showed a decrease of 40.3 billion yen, to 2,073.0 billion yen. Net assets were 769.4 billion yen, and the equity ratio rose to 35.1%, an increase of 1.0%. Consolidated debt increased by 44.7 billion yen, to 724.5 billion yen, due to the concentration of payments including corporate taxes and dividends.

3. Consolidated Performance Targets for the Fiscal Year 2006 (April 1, 2006 – March 31, 2007)

	Sales	Operating Profit	Net income
	(million yen)	(million yen)	(million yen)
First Half	765,000	130,000	77,000
Full Year	1,560,000	270,000	161,000

(Reference information) Target for net income per share (full year) : 33.53 yen

[Qualitative information, etc, on Performance Targets]

Regarding the business results of the Group, despite certain negative factors including increased costs due to the surge in raw material prices, as a result of improved product mix and revised sales prices of steel products, recurring profit is expected to increase by 5 billion yen for the first half of the FY 2006, and by 10 billion yen for the FY 2006 (full year), compared to the previous target.

Forward-Looking Statements

This press release contains certain forward-looking statements. The Sumitomo Metals Group has tried, whenever possible, to identify these forward-looking statements using words such as " anticipated," "believes," "estimates," "expects," "plans," "intends," "targets," and similar expressions. Similarly, statements herein that describe the Group's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Group's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the Group's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for the Group's products, changes in Japanese and other countries' laws and regulations, including with regard to taxation, and other risks and uncertainties set forth in subsequent press releases and in the Group's public filings. These statements reflect the Group's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The Group disclaims any intent or obligation to update these forward-looking statements.

1. Consolidated Statement of Income for the First Quarter (Summary)

(Unit: Million Yen)

Item	Current First Quarter (April 1, 2006 - June 30, 2006)	Previous First Quarter (April 1, 2005 - June 30, 2005)	Change	<Reference> Previous Fiscal year (FY 2005)
(Recurring profit and loss)				
Operating income and expenses:				
Revenues:				
Sales	373,072	344,555	+28,516	1,552,765
Cost and expenses:				
Cost of sales	(275,034)	(245,637)	- 29,397	(1,106,953)
Selling, general and administrative expenses	(35,535)	(33,432)	-2,103	(140,007)
Operating profit	62,501	65,485	-2,984	305,804
Non-operating income and expenses:				
Non-operating income:	13,760	8,699	+5,060	27,491
Non-operating expenses:	(7,039)	(11,161)	+4,121	(52,561)
Recurring profit	69,222	63,024	+6,198	280,733
(Non-recurring profit and loss)				
Non-recurring profit:	—	—	—	47,871
Non-recurring loss:	(3,564)	—	-3,564	(22,422)
Net income before taxes and minority interests	65,658	63,024	+2,634	306,183
Income taxes, etc.	(23,886)	(23,932)	+46	(82,356)
Minority interests	(200)	(666)	+465	(2,573)
Net income	41,571	38,424	+3,146	221,252

2. Consolidate Balance Sheet for the First Quarter (Summary)

(Unit: Million Yen)

	Current First Quarter (At the end of June 2006)	Previous First Quarter (At the end of June 2005)	<Reference> Previous FY (At the end of March 2006)
(Assets)			
Current assets:	644,689	619,355	675,217
Cash and deposits	29,118	41,474	32,669
Trade notes and accounts receivable	180,952	165,688	211,772
Inventories	369,371	334,041	364,501
Other	65,247	78,151	66,273
Fixed assets:	1,428,308	1,330,313	1,438,128
Property, plant and equipment	1,012,873	1,013,193	1,009,499
Intangibles	5,947	6,298	6,212
Investments and other assets	409,487	310,821	422,416
Deferred assets:	44	47	45
Total assets	2,073,042	1,949,716	2,113,391
(Liabilities)			
Current liabilities:	811,434	897,189	862,954
Trade notes and accounts payable	347,607	312,762	348,385
Short-term borrowings	286,191	430,534	290,645
Commercial paper	24,000	—	—
Current portion of bonds	25,450	12,100	11,450
Other	128,185	141,792	212,473
Long-term liabilities	492,175	515,063	488,264
Bonds	91,200	115,950	96,200
Long-term borrowings	297,671	294,635	281,483
Other	103,304	104,477	110,581
Total liabilities	1,303,609	1,412,253	1,351,219
(Net assets)			
Shareholders' equity:	643,711	—	—
Capital	262,072	—	—
Capital surplus	61,897	—	—
Retained earnings	320,348	—	—
Treasury stock, at cost	(606)	—	—

Valuation and translation adjustments:	84,535	—	—
Unrealized gain on available-for-sale securities	73,249	—	—
Deferred gains or losses on hedges	(677)	—	—
Land revaluation surplus	16,061	—	—
Foreign currency translation adjustments	(4,098)	—	—
Minority interests	41,186	—	—
(Total Net assets)	769,432	—	—
Total liabilities and net assets	2,073,042	—	—
(Minority interests)			
Minority interests	—	38,738	41,305
(Shareholders' equity)			
Capital	—	262,072	262,072
Capital surplus	—	61,897	61,897
Retained earnings	—	129,837	300,587
Land revaluation surplus	—	16,547	16,061
Unrealized gain on available-for-sale securities	—	31,632	84,385
Foreign currency translation adjustments	—	(2,993)	(3,591)
Treasury stock, at cost	—	(267)	(545)
Total shareholders' equity	—	498,725	720,866
Total liabilities, minority interests and shareholders' equity	—	1,949,716	2,113,391

3. Summary of Segment Information

(Segment Information by Business Type)

①Current First Quarter (April 1, 2006 – June 30, 2006) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	346,304	2,042	13,480	11,244	373,072	—	373,072
(2) Inter-segment sales	117	—	—	4,333	4,451	(4,451)	—
Total Sales	346,421	2,042	13,480	15,578	377,523	(4,451)	373,072
Operating expenses	285,043	2,339	13,168	14,510	315,062	(4,491)	310,570
Operating profit	61,377	(296)	312	1,067	62,460	40	62,501

②Previous First Quarter (April 1, 2005 – June 30, 2005) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	313,010	7,144	14,186	10,214	344,555	—	344,555
(2) Inter-segment sales	1,144	—	—	3,791	4,936	(4,936)	—
Total Sales	314,155	7,144	14,186	14,005	349,491	(4,936)	344,555
Operating expenses	248,306	8,649	13,465	13,440	283,862	(4,792)	279,069
Operating profit	65,848	(1,505)	720	565	65,628	(143)	65,485

③ Previous Fiscal Year (FY2005) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,405,468	39,024	60,842	47,429	1,552,765	—	1,552,765
(2) Inter-segment sales	3,523	—	—	16,305	19,829	(19,829)	—
Total Sales	1,408,991	39,024	60,842	63,735	1,572,594	(19,829)	1,552,765
Operating expenses	1,104,688	43,989	58,494	59,069	1,266,242	(19,281)	1,246,961
Operating profit	304,303	(4,965)	2,347	4,666	306,352	(548)	305,804

(Note)

1. Principal Products by Major Business Area

Major business area	Principal Products	
Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.

	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, thermal plant and pipeline engineering, etc.
Engineering	The civil engineering and steel bridge products, systems buildings, etc.	
Electronics	IC packages, electronic modules, etc.	
Others	Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.	

2.Changes to business segments

On October 1, 2005, the company integrated its energy-engineering business (pipelines, energy plants) and the same business of Sumitomo Metal Plantec Co., Ltd. to form Sumitomo Metal Pipeline and Piping, Ltd. and the energy-engineering business was transferred from the Engineering segment to Pipe & Tube Company.

As a result, the sales, operating expenses and operating profit pertaining to the energy-engineering business, which were recorded in the accounts of the Engineering segment until the end of the first half of the previous fiscal year, have been recorded in the Steel business segment since the second half of the previous fiscal year. The change will be applied to the previous first quarter and the previous fiscal year, and reflected in the Steel business segment's accounts, as shown below.

Previous First Quarter (April 1, 2005 – June 30, 2005) (After changes to business segments)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	316,326	3,828	14,186	10,214	344,555	—	344,555
(2) Inter-segment sales	741	—	—	3,791	4,532	(4,532)	—
Total Sales	317,067	3,828	14,186	14,005	349,087	(4,532)	344,555
Operating expenses	251,370	5,182	13,465	13,440	283,459	(4,389)	279,069
Operating profit	65,697	(1,354)	720	565	65,628	(143)	65,485

Previous Fiscal Year (FY2005) (After changes to business segments)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,413,166	31,326	60,842	47,429	1,552,765	—	1,552,765
(2) Inter-segment sales	2,782	—	—	16,305	19,088	(19,088)	—
Total Sales	1,415,949	31,326	60,842	63,735	1,571,853	(19,088)	1,552,765
Operating expenses	1,112,070	35,867	58,494	59,069	1,265,501	(18,540)	1,246,961
Operating profit	303,879	(4,540)	2,347	4,666	306,352	(548)	305,804

(Reference)

July 26, 2006

Sumitomo Metal Industries, Ltd.

1. Nationwide crude steel production volume

The first half of the FY2006 ending March 31, 2007	
Result for first quarter	Forecast for first half
29 million tons	57 million tons (approx.)

2. Sumitomo Metals' crude steel production volume (*1)

The first half of the FY2006		The FY2006
Result for first quarter	Target for first half	Target for full year
3.29 million tons	6.7 million tons (approx.)	13.4 million tons (approx.)

3. Export ratio (*2) (by monetary value)

The first half of the FY2006		The FY2006
Result for first quarter	Target for first half	Target for full year
46%	44% (approx.)	43% (approx.)

4. Exchange rate

The first half of the FY2006		The FY2006
Result for first quarter	Forecast for first half	Forecast for full year
114yen/$	112yen/$ (approx.)	111yen/$ (approx.)

5. Effect on profits of yen appreciation by one yen (Consolidated)

The FY2006
1.5 billion yen per year (approx.)

6. Average price of steel products (*3) (thousand yen/ton)

Result for the first quarter of the FY2006: 95.5 thousand yen/ton

Target for the first half of the FY2006: 96 thousand yen/ton (approx.)

Target for the FY2006: 97 thousand yen/ton (approx.)

7. FY2006 target for consolidated figures

(billion yen)

	The first half of the FY2006		The FY2006	The FY2006
	Result for first quarter	Target for first half	Target for full year	Previous target for full year
Sales	373	765(approx.)	1,560(approx.)	1,550(approx.)
Operating profit	62.5	130(approx.)	275(approx.)	270(approx.)
Recurring profit	69.2	130(approx.)	270(approx.)	260(approx.)
Net income	41.5	77(approx.)	161(approx.)	155(approx.)

8. FY2006 target for non-consolidated figures

(billion yen)

	The first half of the FY2006		The FY2006	The FY2006
	Result for first quarter	Target for first half	Target for full year	Previous target for full year
Sales	238.9	490(approx.)	990(approx.)	980(approx.)
Operating profit	55.7	110(approx.)	225(approx.)	220(approx.)
Recurring profit	65.4	110(approx.)	210(approx.)	205(approx.)
Net income	42.2	63(approx.)	123(approx.)	120(approx.)

9. Target of sales and operating profits/losses by segment (Consolidated)

(billion yen)

	The first half of the FY2006		The FY2006	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	705 (approx.)	128.5 (approx.)	1,435 (approx.)	269.5 (approx.)
Engineering	5 (approx.)	(1) (approx.)	10 (approx.)	(2) (approx.)
Electronics	30 (approx.)	1 (approx.)	65 (approx.)	4 (approx.)
Other	25 (approx.)	1.5 (approx.)	50 (approx.)	3.5 (approx.)

<Sales by steel business companies (Consolidated) >

(billion yen)

	The FY2006		The FY2006
	Result for first quarter	Target for first half	Target for full year
Steel Sheet, Plate, Titanium & Structural Steel	138.8	285 (approx.)	565 (approx.)
Pipe & Tube	137.5	275 (approx.)	575 (approx.)
Railway, Automotive & Machinery Parts	24.2	50 (approx.)	100 (approx.)
Sumitomo Metals (Kokura), Ltd.	32.9	69 (approx.)	142 (approx.)

10. Debt

(billion yen)

	The end of March 2006	The end of June 2006	Target for the end of September 2006	Target for the end of March 2007
Consolidated	679.7	724.5	675 (approx.)	670 (approx.)
Non-consolidated	535.7	580	575 (approx.)	590 (approx.)

11. Analysis of factors affecting profits and losses (Consolidated)

Result for the first quarter of the FY2005→Result for the first quarter of the FY2006

Exchange rate (TTM)

Result for the first quarter of the FY2005:108 yen/$ → Result for the first quarter of the FY2006:114 yen/$

Reasons for improvement of profits and losses (billion yen)		Reasons for deterioration of profits and losses (billion yen)	
(Cost improvement)	+3.5	(Raw material prices, etc.)	-6
(Product mix and sales prices, etc.)	+16.2	(Profit or loss from valuation)	-8
(Exchange rate fluctuation)	+4	(Increase of fixed costs)	-3.5
Total	+23.7	Total	-17.5

Recurring profits
Result for the first quarter of the FY2005: 63 billion yen→
Result for the first quarter of the FY2006: 69.2 billion yen (improvement of 6.2 billion yen)

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)